

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**



03030352

No Act

P.E. 7-9-03

September 8, 2003

Robert J. Tannous
Porter Wright Morris & Arthur LLP
41 South High Street
Columbus, OH 53215-6194

Act: _____1934_____
Section: _____
Rule: _____14A-8_____
Public
Availability: __9/8/2003__

Re: CheckFree Corporation
        Incoming letter dated July 9, 2003

Dear Mr. Tannous:

        This is in response to your letter dated July 9, 2003 concerning the shareholder proposal submitted to CheckFree by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund. We also have received letters on the proponents' behalf dated August 8, 2003 and August 28, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

        In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
SEP 12 2003
THOMSON
FINANCIAL

                                Sincerely,

                                [signature]

                                Martin P. Dunn
                                Deputy Director

Enclosures

cc: Richard S. Simon
        Deputy General Counsel
        The City of New York
        Office of the Comptroller
        1 Centre Street
        New York, NY 10007-2341

PORTER WRIGHT MORRIS & ARTHUR LLP

Attorneys & Counselors at Law

Robert J. Tannous
614-227-1953
rtannous@porterwright.com

41 South High Street
Columbus, Ohio 43215-6194

Facsimile: 614-227-2100
Toll Free: 800-533-2794

July 9, 2003

VIA OVERNIGHT MAIL

Office of The Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re: Stockholder Proposal of the New York City Employees' Retirement
> System, the New York City Teachers' Retirement System, the New York
> City Police Pension Fund, the New York City Fire Department Pension
> Fund
> Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, CheckFree Corporation (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Mr. William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents"). The Proposal requests that the Company's Board of Directors "establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors." The Proposal is attached hereto as <u>Exhibit A.</u>

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that:

I. The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;

II. The Proposal is excludable under Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and

III. The Proposal is excludable under Rule 14a-8(i)(3), because the Proposal contains certain false and misleading statements.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company intends to file its definitive 2003 Proxy Materials on or after September 29, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

Discussion

I. The Proposal Should Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks the establishment of an Office of the Board of Directors "to enable direct communications, including meetings, between non-management directors and shareholders" and requests that the Office of the Board of Directors "report directly to a committee of the non-management directors." The Proposal indicates that the main objective of the Proposal is not to address any particular policy or to provide an avenue for stockholder feedback on matters before the Board of Directors, but rather is to promote communication (including "constructive discussions of perspectives," "enhanced understanding," "valuable feedback" and "meaningful links") between the Company's non-management directors and its shareholders. As more fully explained below, there is strong precedent that stockholder proposals addressing general corporate goals and proposals addressing stockholder communications come within the ambit of ordinary business operations. In fact, the Staff has permitted the exclusion of the very same proposal submitted by the Proponents to other registrants on the basis that the proposal related to the registrants' ordinary business operations. See Advanced Fibre Communications, Inc. (avail. March 10, 2003) and PeopleSoft, Inc. (avail. March 14, 2003).

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998

Release"). The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals.

In both Advanced Fibre Communications, Inc. (avail. March 10, 2003) and PeopleSoft, Inc. (avail. March 14, 2003), the Proponents submitted the very same proposal for inclusion in the proxy materials of the respective registrants. In both cases, the Staff allowed exclusion of the proposal under Rule 14a-8(i)(7), as it related to the registrant's ordinary business operations (i.e., procedures for enabling shareholder communications).

Furthermore, in Chevron Corp. (avail. Feb. 8, 1998), the Staff permitted the exclusion of a stockholder proposal mandating that the board of directors establish an "Office of Shareholder Ombudsman to resolve shareholder complaints." The Staff noted that the Chevron proposal was excludable under the predecessor to Rule 14a-8(i)(7) as "it relates to the Company's ordinary business operations (i.e., procedures for dealing with shareholders)." Like the Chevron proposal, the Proposal comes within the Rule 14a-8(i)(7) exclusion because it requests the creation of an Office of the Board of Directors in order to foster one aspect of the Company's procedures for dealing with its stockholders: dealings between the Company's non-management directors and the Company's stockholders.

In Jameson Inns Inc. (avail. May 15, 2001), a stockholder proposal urged the board of directors to take three specific actions, including "setting up a forum . . . to allow shareholders to ask questions of independent board members concerning conflicts of interest." The proponent cast these recommendations as a method for the Company to "improve shareholder communications." The Staff concurred that this proposal related to ordinary business matters, and, therefore, was excludable under Rule 14a-8(i)(7), as it related to "procedures for improving shareholder communications." Both the Jameson Inns proposal and the Proposal address improving communications between non-management directors and shareholders. Like the Jameson Inns proposal, which allowed "shareholder[s] to ask questions of independent board members," the Proposal seeks "to enable direct communications, including meetings, between non-management directors and shareholders." As recognized in the Jameson Inns proposal, communications between independent, non-management directors and stockholders is a type of stockholder communications by companies covered by SEC Staff precedent dealing with "procedures for improving shareholder communications."

The Proposal also is distinguishable from a line of SEC Staff no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the stockholder proposals explicitly concerned policy issues and enabling stockholder feedback on matters before the Board of Directors rather than matters relating to ordinary business operations. For example:

- In TRW, Inc. (avail. Feb. 12, 1990), the Staff indicated that proposals designed to assist communications between management and the stockholders regarding the Company's ordinary business operations are excludable. The TRW proposal sought

Securities and Exchange Commission
Division of Corporation Finance
July 9, 2003
Page 4

"the establishment of a committee of shareholders to advise the Board of Directors on shareholder interests." In denying no-action relief, the Staff noted "that the proposal involves the formation of a shareholder advisory committee for the purpose of representing the interests of shareholders on matters under consideration by the Board, rather than for the purpose of assisting communication between management and shareholders on matters related to the Company's ordinary business operations."

- In Exxon Corporation (avail. Feb. 28, 1992), the Staff was unable to concur that a proposal to establish a committee of stockholder representatives to "review the management of the business and affairs of the corporation by the board of directors and [to] advise the board of its views and the views of shareholders which are expressed to the committee" was excludable under the predecessor to Rule 14a-8(i)(7). The Staff noted that "under the terms of the proposal, although the purpose of the shareholders' committee is to provide a means of communication with management, the nature and scope of that communication would appear as not involving matters concerning the conduct of the Company's ordinary business operations."

See also McDonald and Co. Investments, Inc. (avail. May 6, 1991) (proposal seeking creation of "Stockholders' Advisory Committee [to] provide non-binding advice to the Board of Directors regarding the interests of shareholders on principal policy considerations relevant to the Company and its business").

In contrast, the Proposal makes no reference, directly or indirectly, to "representing the interests of shareholders on matters under consideration by the Board." Nor does the Proposal advocate any particular goal or program. And, unlike the stockholder proposal in Exxon Corporation, the Proposal concerns the Company's ordinary business operations as it seeks to regulate how one part of the Company, specifically the Company's non-management directors, communicates with stockholders. This is evidenced by the Proposal's repeated references to facilitating "direct communications" and other general phrases indicating that the Proposal concerns promoting overall communications between the Company's non-management directors and stockholders rather than specific policies:

- The Proposal's title indicates that the purpose of the Proposal is to establish a "dialogue."

- The Proposal cites the New York Stock Exchange proposed listing standard as a means "to facilitate direct communications between shareholders and the non-management directors" and "for shareholders to communicate directly with non-management directors." Paragraphs 3 and 4.

- The Proposal references "several mechanisms" contained in the referenced January 1994 study to promote "direct communications between directors and shareholders." Paragraph 5.

- The Proposal indicates that implementation of the Proposal will lead to "constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected." Paragraph 6.

- The Proposal seeks "to enable direct communications." Paragraph 7.

In sum, since both the objective and the express language of the Proposal is limited to generally promoting increased communication between the Company and its stockholders, the Proposal relates to the Company's ordinary business. Therefore, we believe that the Proposal should be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). Furthermore, the 1998 Release notes that this paragraph merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). See also The Gap, Inc. (avail. Mar. 8, 1996). As discussed below, the Company already maintains several avenues of communication between the Board of Directors and the Company's shareholders, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

The Company's stockholders currently may communicate both directly and indirectly with the non-management members of the Company's Board of Directors in a variety of ways, including via the Company's investor relations group, the Corporate Secretary's office, at the

annual shareholders meeting, and by writing non-management members of the Board of Directors either directly or in care of the Company. Furthermore, the Company's non-management directors would consider a request for meetings with shareholders made through these avenues. Thus, the Company already "enables direct communications, including meetings, between non-management directors and shareholders."

III. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because The Proposal Contains False and Misleading Statements regarding the NYSE Proposed Rules.

If the Staff disagrees that the Proposal may be excluded on the bases described above, then the Proposal is excludable under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading in violation of Rule 14a-9. In particular, the Proposal contains numerous misleading statements regarding the NYSE Proposed Rules.

A. The Proposal is False and Misleading because It Suggests that the Company is Required to Comply with the NYSE Proposed Rules.

The Proposal is excludable pursuant to Rule 14a-8(i)(3) because it suggests that the Company is required to comply with the NYSE Proposed Rules. Specifically, the Proposal implies that the NYSE Proposed Rules are standards applicable to the Company by stating that the NYSE "adopted a listing standard" and the standard "requires NYSE-listed companies" to take the specified actions. The Proposal is false and misleading because, while the NYSE Board of Directors approved the NYSE Proposed Rules, under Rule 19b-4 of the Securities Exchange Act of 1934, "proposed rule changes by self-regulatory organizations" like the NYSE must be submitted to the SEC first for approval before implementation. Furthermore, as indicated in the Company's public filings with the SEC, the Company is listed on the Nasdaq National Market and not on the NYSE. Therefore, even if the NYSE Proposed Rules become effective, such rules will not be applicable to the Company. We request that the Staff concur that the Proposal is excludable because it is false and misleading under Rule 14a-8(i)(3).

B. The Proposal is False and Misleading Because It Suggests that Establishing an "Office of the Board of Directors" Is Required under the NYSE Proposed Rules.

The Proposal incorrectly suggests that establishing an "Office of the Board of Directors" is required in order to implement the NYSE Proposed Rules. The Proposal requests that "the board of directors . . . establish an Office of the Board of Directors [to] enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors". This statement strongly suggests that establishing an Office of the Board of Directors is "based on the applicable standards" of the NYSE and, therefore, required under such standards. In fact, the NYSE Proposed Rules provide that "a company must disclose a method for such parties to

communicate directly with the presiding director or with the non-management directors as a group." See File No. SR-NYSE-2002-33. Therefore, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(3).

* * *

We respectfully request that the staff not recommend enforcement action if the Proposal is omitted from the 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (614) 227-1953.

Sincerely,

Robert J. Tannous

cc: William C. Thompson, Jr.,
            Comptroller of the City of New York
        David E. Mangum
        Laura E. Binion, Esq.

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations*, prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

August 8, 2003

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CheckFree Corporation;
        Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), as a
preliminary response to the July 9, 2003 letter sent to the Securities and Exchange
Commission (the "Commission") by the firm of Porter Wright Morris & Arthur on behalf
of CheckFree Corporation (the "Company"). In that letter, the Company contends that
the Funds' shareholder proposal relating to direct shareholder communications with
independent directors of the Company (the "Proposal") may be omitted from the
Company's 2003 proxy statement and form of proxy under Rule 14a-8 under the
Securities Exchange Act of 1934.

Two days ago, the Commission issued a news release, announcing proposed rules
as to, among other items, disclosure of means for shareholders to communicate with
directors. *See* "SEC Proposes Disclosure Requirements Related to Director Nominations
and Shareholder Communications," at www.sec.gov/news/press/2003-92.htm. The news
release quoted Chairman Donaldson: "We also believe that better information about the

1

processes of shareholder communications with boards lies at the foundation of shareholder understanding of how they can interact with directors and director processes."

While the proposed rules are not yet available on the Commission's website, the news release did summarize:

> Today's proposals also would call for important new information regarding shareholder communications with directors, including:
> - whether a company has a process for communications by shareholders to directors and, if not, the reasons why it does not;
> - the procedures for communications by shareholders with directors;
> - whether such communications are screened and, if so, by what process; and
> - whether material actions have been taken as a result of shareholder communications in the last fiscal year.

Id.

It would appear from that summary that the proposed rules will likely have a material impact upon the Staff's consideration of the Company's request as to the Proposal, particularly to the extent that they may signify that shareholder communications with directors are a significant corporate governance priority, and do not fall within "ordinary business." Accordingly, on behalf of the Funds, I will defer a full response to the Company's July 9 letter until after the proposed rules are publicly available. I will provide that response as soon as possible after that date. I request that the Staff of the Division of Corporate Finance defer action on the Company's request until after receipt of the Funds' full response.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Robert J. Tannous, Esq.
Porter Wright Morris & Arthur LLP
41 South High Street
Columbus, Ohio 43215-6194



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

August 28, 2003

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CheckFree Corporation;
        Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the July 9, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Porter Wright Morris & Arthur on behalf of CheckFree Corporation (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal relating to direct shareholder communications with independent directors of the Company (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934. I had sent a preliminary response to the Division of Corporate Finance on August 8, 2003, noting the Commission's imminent release of Proposed Rules relating to disclosure of procedures for shareholder communications with directors, and requesting to defer a full response until such time. As those Proposed Rules have now been released, Release No. 48301 (Aug. 11, 2003), I submit this response.

I have reviewed the Proposal, as well as the July 9, 2003 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

1

I. The Proposal

The Proposal begins by accurately summarizing listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. It then references a 1994 academic study on the subject, and mentions briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The Funds' Proposal is focused on facilitating shareholder communications with independent directors on corporate governance matters. It does not relate to the mechanics of routine communications. Thus, the Proposal, in its second paragraph, states that the NYSE, "recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management" (emphasis added). The Proposal continues by emphasizing how direct communications between shareholders and non-management directors would help achieve that aim. Even were scrutiny limited to the "Resolved" clause, that clause explicitly refers to "the applicable standard adopted by the New York Stock Exchange Board of Directors." That NYSE release was titled "Corporate Governance Rule Proposals," and deals with corporate governance from its opening sentence. The Proposal thus relates only to communications on matters of corporate governance. Indeed, the Funds submit that in light of that consistent focus, the requested 'Office of the Board of Directors' could properly decline to forward communications from shareholders that dealt instead with day-to-day business matters.

II. The Company's Opposition and the Funds' Response

In its letter of July 9, 2003, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(7) (ordinary business); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (violative of proxy rules). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

2

A.   The Proposal Is Not Excludable as Ordinary Business

The SEC's Releases and recent public policy developments make it clear that the Company cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' Proposal that there be direct communications with independent directors.

The strong policy arguments for facilitating such communications were most recently set forth by the Commission in its August 11, 2003 Release, "Proposed Rule: Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors," Release No. 34-48301. The Commission began the section headed "Disclosure Regarding the Ability of Security Holders to Communicate with the Board of Directors," by noting: "

> During the past proxy season, as well as in the recent review of the proxy rules relating to the nomination and election of directors, we have become increasingly aware of investors' desire for a means by which to communicate with the directors of the companies in which they invest.[41] Although Exchange Act Rule 14a-8 already creates a possible mechanism for security holders to seek further access to communicate with the board, investors and investor advocacy groups have indicated that this mechanism would be enhanced meaningfully by a process that allows security holders to communicate directly with board members.[42]

Significantly, footnote 41 identifies the New York City Pension Funds' Proposal as a key source of the new corporate governance rule. The Release then continues, citing with approval the very NYSE listing standard that forms the basis of the Funds' Proposal:

> Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest. The Commission has published a NYSE listing standard proposal that states: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to communicate directly and confidentially with the presiding director [of the non-management directors] or with non-management directors as a group."[43]

The Commission analogized the NYSE requirement for communications with independent directors to the already-approved NYSE standard for communications with audit committees:

> This method could be analogous to the method in the NYSE listing standards that will be required by Exchange Act Rule 10A-3 regarding audit committees. These standards would require that "[e]ach audit committee ... establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal

accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters."[44]

In sum, the Commission's most release on the subject cites with approval the Funds' Proposal and the NYSE standard it is based upon, and relates the latter to new rules already adopted. The Funds' Proposal embodies critical public interests in corporate governance, endorsed by the Commission. It certainly is not ordinary business.

A. The SEC's Recent Rulings Make Clear that "Ordinary Business" Should not be Used to Exclude Corporate Governance Proposals of Substantial Public Interest.

The Division of Corporate Finance twice in the past year has emphasized, in the wake of Enron, that "ordinary business" cannot be used as a rationale to exclude proposals that relate to corporate governance issues of substantial public interest. The Division did so first in a July 2002 Staff Legal Bulletin, and then most recently in the December 2002 grant of shareholder's appeal of a Staff no-action letter, following direction from the Commission.

The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be

appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

The analysis concluded:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

Id.

Here, likewise, efforts to empower meaningful director independence "transcend day-to-day business matters." These shareholder votes would not relate to the "ordinary business" of corporate reporting to and from management on standard corporate matters. Rather, they relate to the means to convey extraordinary information, outside of routine business matters, directly to non-management directors: *i.e.*, to those who have the statutory duty to investigate and act upon information that management might prefer that they not have. Protecting that free flow of extraordinary information does indeed "raise policy issues so significant that it would be appropriate for a shareholder vote." The Commission's recognition of this strong public interest in its August 11, 2003 Release powerfully reaffirms this principle.

After the July 2002 Staff Bulletin, the Commission again made clear that a broad reading of "ordinary business" should not now be used to exclude shareholder proposals that seek to protect the flow of accurate corporate information. In December 2002, the Division responded to direction from the Commission and granted a shareholder's appeal with respect to a Staff no-action letter that had accepted National Semiconductor Corporation's "ordinary business" argument for excluding the proposal submitted by the United Brotherhood of Carpenters Pension Fund. That proposal requested that "the board establish a policy and practice of expensing in its annual income statement the cost of stock options issued to company executives." *National Semiconductor Corp.* (Dec. 6, 2002). The appeal had noted that restoration of shareholder confidence and of the integrity of financial reporting "all depend on shareholders' rights to express to management their insistence that corporate income statements must be complete and accurate." *Id.*, Appeal (July 31, 2002) at p. 21.

The Division's December 6 response noted that "The Commission has directed the Division to reconsider the matter and has recommended that the Division issue this response." *Id.*, Division Response at p.1. The response continued:

> After further consideration of the issues by the Division, as directed by

5

the Commission, the Division does not concur in National
Semiconductor's view that the United Brotherhood of Carpenters
Pension Fund's proposal relates to ordinary business matters and, in
the future, we will not treat shareholder proposals requesting the
expensing of stock options as relating to ordinary business matters.

Id at p.2. In this instance, too, and in line with the Commission's August 11, 2003
guidance, the Proposal provides specific, reasonable steps to give substance to the
independence of non-management directors, and also should not be treated as "relating to
ordinary business matters."

B. Regulatory Actions to Bolster the Position and Authority of Non-Management Directors have been the Direct Result of the Post-Enron Public Debate

The regulatory outpouring of the past year has left no doubt that efforts to give
non-management directors the means to carry out their critical duties, and thereby to
curtail scandalous "business as usual," are a critical check upon management's conduct of
"ordinary business." Those oversight steps are certainly not themselves "ordinary
business." The Company's argument to that effect should be rejected, as the intense
public debate as to director independence has led to the repeated, recent affirmation by
regulatory agencies that informed oversight by independent directors is of paramount
importance in restoring investor confidence.

The Sarbanes-Oxley Act has mandated that all boards of public companies have
audit committees whose members are all truly independent directors, and that companies
must disclose whether at least one audit committee member is a financial expert. The Act
further reinforces the new status of independent directors by requiring that audit
committees have separate, adequate funding and advisors. The Commission is directed
to enact rules to enforce those provisions. See Sarbanes-Oxley Act, Sections 301 and
407.

Carrying out its mandate, the Commission issued Proposed Rules Relating to
Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The
Release noted how corporate scandals "have highlighted the need for strong, competent
and vigilant audit committees with real authority." Toward that end, the Proposed Rules
required that there be means by which employees and others can express concerns about
corporate accounting and other matters to the audit committee. The Commission's
expressed policy on that point bolsters the timeliness and propriety of the Funds' own
Proposals: "There must also be frank, open and clear channels of communication so that
information can reach the audit committee." *Id.* In the April 9, 2003 Final Rule Release,
"Standards Relating to Listed Company Audit Committees," No. 33-8220, the
Commission once again emphasized the need for a free flow of information for audit
committees, as they provide "a forum separate from management in which auditors and
other interested parties can candidly discuss concerns." The April 9 Release added:

Since the audit committee is dependent to a degree on the information provided to it by management and internal and outside auditors, it is imperative for the committee to cultivate open and effective channels of information. Management may not have the appropriate incentives to self-report all questionable practices. . .

Id. The reasoning is generally applicable to non-management directors, in the varied oversight roles in which they serve, and for all of which they need broad access to unfiltered information. Indeed, the August 11 Release found this very reasoning to be persuasive support for disclosure of procedures relating to shareholder communications with directors.

Following the passage of Sarbanes-Oxley, the NASD and the NYSE submitted to the Commission for approval their very similar new listing standards that emphasize the need for meaningful and effective director independence, a concept at the core of the Funds' Proposal. Both sets of standards would require that all listed companies have a majority of independent directors, which must hold their own executive sessions; and have separate nominating, compensation and/or and corporate governance committee composed mainly or entirely of independent directors. *See* NASD Rule Filing SR-NASD-2002-141 (Oct. 9, 2002), amended (March 17, 2003); NYSE Corporate Governance Rule Proposal, SR-NYSE-2002-33 (August 16, 2002). The NYSE added another requirement, which is consistent with the SEC's Proposed Rules, and in no way inconsistent with the NASD's proposed listing standards: "In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." NYSE Corp. Gov. Rule Proposal at p. 7. That NYSE standard, which the Commission quoted with approval in its August 11, 2003 Release, was the main source for the Funds' Proposal.

These extraordinary regulatory developments, a product of intense public debate, show that the Proposal calling for channels of communication between shareholders and non-management directors is anything but "ordinary business." The Staff should take action that accords with the letter and spirit of these critical developments, and of the August 11, 2003 Release, and decline the Company's request for a no-action letter.

We are well aware the Staff had previously issued no-action letters with respect to the Funds' identical Proposals in *Advanced Fiber Communications, Inc.* (March 10, 2003) and *PeopleSoft, Inc.* (March 14, 2003), *appeals filed* March 28, 2003. Not only are those earlier letters the subjects of a pending request to appeal, but those earlier decisions came before the Commission's recent clear guidance in its August 11 release, identifying communications between shareholders and directors as a crucial area in corporate governance. We submit that the new Release has superseded those prior letters as a source of authority in this regard.

Moreover, subsequent to those letters, the Staff did decline to issue a no-action letter in *Kroger Co.* (April 11, 2003), a letter not cited by the Company. The Kroger proposal related to shareholder communications with independent directors as to shareholder proposals that had obtained the vote of a majority of shareholders, but upon which the Board had not acted. Subsequently, the Staff's July 15, 2003 Report, "Review of the Proxy Process Regarding the Nomination and Election of Directors," drew a distinction that while the Kroger proposal was limited to matters of corporate governance, the Advanced Fiber and PeopleSoft proposals "did not limit the nature of the communications to other than ordinary business." *Id.* at p. 25, fn. 53, 55. In fact, the same result as in Kroger should obtain here. As we discuss on page 2 of this letter, the Funds' Proposal on its face shows that the communications sought relate only to corporate governance. Moreover, the August 11 Release shows that shareholder-director communications are central to corporate governance. Thus, while the precise words "relating to corporate governance" are not within the resolved clause itself, that provision is there by clear implication (or if need be, by minor amendment).

The other no-action letters upon which the Company relies have little relevance to this new issue of contact with the independent directors. The proposal in *Chevron Corp.* (Feb. 8, 1998) made no reference to communications with independent directors; it only related to a proposed ombudsman in whose selection an independent director would take part. The proposal in *Jameson Inns, Inc.* (May 15, 2001) had three subparts, two of which dealt with communications with management, and only one with communications with independent directors. The no-action letter may well have been issued to response to the first two subparts. The Company then attempts to distinguish three other letters in which the Staff did not concur in the exclusion of proposals relating to communications from shareholders*. While it is quite true that none of those letters dealt with independent directors, they all do show that even before Sarbanes-Oxley, the Staff recognized that the standard channels of communication between shareholders and directors are not intended to be the exclusive ones. Moreover, all of the letters cited by the Company were issued well before the corporate scandals, public debate, and the legislative and administrative responses irrevocably changed the regulatory landscape to require separate status and authority for non-management directors.

The Funds' Proposal is far from ordinary business, and the Company's arguments under 14a-8(i)(7) should be rejected.

B. The Proposal has not been substantially implemented by the Company.

The Company's claim that it has "substantially implemented" direct communications with the independent directors is not based upon a single action the Company has taken. Rather, it is based upon no more than the fact that shareholders can mail a letter to the Company or ask a question at the annual meeting, and that non-management directors "would consider a request for meetings." (Company letter, p.6)

---

* *TRW, Inc.*(Feb. 12, 1990); *Exxon Corporation* (Feb. 28, 1992); and *McDonald and Co. Investments, Inc.* (May 16, 1991).

8

The Funds' Proposal, like the SEC's Proposed Rules and proposed NYSE standards, recognizes that such marginal means of communicating with independent directors do not suffice. Shareholders should be allowed to vote on giving non-management directors a meaningful channel to hear from shareholders and to respond to them.

The no-action letter cited by the Company, *Nordstrom, Inc.* (Feb. 8, 1995), stands for no more than the unexceptionable proposition that if a proposal has been substantially implemented, then it may be excluded. Here, the Company has literally done nothing at any time to comply.

As the Company has not implemented, substantially or otherwise, any means for shareholders to share their concerns with the non-management directors, and to hear back from them, the Company's argument under 14a-8(i)(10) fails.

C. The Proposal and Statement in Support are not false and misleading.

The Proposal on its face rebuts the Company's claims that it is falsely states that an Office of the Board of Directors is required under the NYSE Rules. The Proposal only asks that such an office be set up "based on" the NYSE Rules. The NYSE Rules do call for companies to "disclose a method of communicating" with non-management directors. The Proposal suggests one reasonable method of doing so, which it nowhere claims is mandated by the NYSE Rules.

The Proposal and Statement in Support are not misleading, and the Proposal may not be omitted under Rule 14a-8(i)(3).

III.   Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Robert J. Tannous, Esq.
Porter Wright Morris & Arthur LLP
41 South High Street
Columbus, Ohio 43215-6194

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 8, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CheckFree Corporation
       Incoming letter dated July 9, 2003

      The proposal requests that the board of directors establish an Office of the Board of Directors to enable direct communication between non-management directors and shareholders.

      There appears to be some basis for your view that CheckFree may exclude the proposal under rule 14a-8(i)(7), as relating to CheckFree's ordinary business operations (i.e., procedures for enabling shareholder communications on matters relating to ordinary business). Accordingly, we will not recommend enforcement action to the Commission if CheckFree omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CheckFree relies.

Sincerely,

Grace K. Lee
Special Counsel